[GRAPHIC OMITTED][GRAPHIC OMITTED]

                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-503-5693
                                                      Natalie_S_Bej@vanguard.com







Christian Sandoe, Esq.
Securities and Exchange Commission          VIA ELECTRONIC FILING
100 F Street, NE
Washington, D.C. 20549

Re:      Vanguard Montgomery Funds (the "Trust")
         File No. 333-145624



Dear Mr. Sandoe,

     The following responds to your comments of September 13, 2007, to the Trust's Registration Statement on Form N-14 (the "Registration Statement"), that was filed with the Commission on August 22, 2007. Set forth below are the staff's comments and the Trust's responses. In this letter, Vanguard(R) Market Neutral Fund, the series of the Trust, is referred to as the "Fund."

GENERAL
-------

     1.   Comment:   Please  request   acceleration   of   effectiveness   in  a
          pre-effective amendment to the Registration Statement.

          Response: The Trust will file Pre-Effective Amendment No. 1 to the Registration Statement today and will request acceleration of effectiveness to 9:00 a.m. on September 24, 2007 or as soon thereafter as possible.

PROSPECTUS
----------

Investment Advisory Arrangements

     2. Comment: Please explain how the Fund's assets will be allocated between the two advisers for investment management purposes after the reorganization of Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund (the "Laudus Fund") into the Fund (the "Reorganization").

          Response: We have added the requested disclosure on page 17 of the prospectus to explain that it is currently anticipated that, after the Reorganization, the assets of the Fund will be allocated approximately equally between AXA Rosenberg Investment Management LLC ("AXA Rosenberg") and The Vanguard Group Inc. ("Vanguard") Quantitative Equity Group. The disclosure also provides that the allocations may be changed from time to time and at any time. It is anticipated that, immediately after the Reorganization, AXA Rosenberg will manage the assets transferred to the Fund from the Laudus Fund as a result of the Reorganization and that thereafter new assets of the Fund as a result of subscriptions will be allocated to Vanguard until such time as the assets of the Fund are allocated approximately equally between the two advisers.

Christian Sandoe, Esquire
Securities and Exchange Commission
September 20, 2007
Page 2

How the Reorganization Will Affect the Laudus Fund - Comparing Investment Objectives, Strategies, and Policies
------------------------------------

     3. Comment: Please highlight the differences, if any, between the investment objectives, strategies and policies of the Fund and the Laudus Fund.

          Response: Vanguard believes that the proposed investment objective, policies and strategies of the Fund are substantially similar to those of the Laudus Fund and, thus, does not believe that there are any differences that would need to be highlighted.

Comparing Risk Factors
----------------------

     4. Comment: The description of short selling risk states in part: "The Vanguard Fund may not always be able (or find it economically attractive) to sell short a security the Adviser believes to be particularly undervalued. In that case, the Vanguard Fund may establish a short position in a different security, and that short position may be less profitable for the Vanguard Fund than if the Vanguard Fund had shorted the security the Adviser believed was more undervalued." Please correct the term "undervalued" to "overvalued" in these sentences.

          Response: The corrections have been made. Please see page 8 of the prospectus.


Fee Table
---------

     5. Comment: The disclosure indicates that both the Laudus Fund and the Fund may invest in ETFs. Please include the line item "Acquired Fund Fees and Expenses" in the fee table for the Laudus Fund and/or the Fund, as applicable, as required pursuant to Item 3 of Form N-1A, unless the fees and expenses indirectly incurred by the Laudus Fund over the past year, or anticipated to be incurred by the Fund in its current year, as a result of investment in shares of other investment companies do not exceed 0.01 per cent of the average net assets of the Laudus Fund or the Fund, respectively.

          Response: The Fund does not expect to indirectly incur fees and expenses as a result of its investment in other investment companies in its current year that exceed 0.01 per cent of its average net assets. Counsel to the Laudus Fund has confirmed that the Laudus Fund has not indirectly incurred fees and expenses as a result of investment in other investment companies that exceed 0.01 per cent of its average net assets. Therefore, the line item has not been added to the fee table.

     6. Comment: Please reformat the fee table by share class, so that the current fees and expenses for the Institutional share class of the Laudus Fund, the estimated fees and expenses for the Institutional share class of the Fund and the pro forma fees and expenses for the Institutional share class after the Reorganization are side by side and the current fees and expenses for the Investor share class of the Laudus Fund, the estimated fees and expenses for the Investor share class of the Fund and the pro forma fees and expenses for the Investor share class after the Reorganization are side by side.

          Response: The requested change has been made. See page 11 of the prospectus.

Christian Sandoe, Esquire
Securities and Exchange Commission
September 20, 2007
Page 3

     7. Comment: The Laudus Fund imposes a 2% redemption fee on shares redeemed or exchanged within 30 days of purchase, and the Fund will impose a 1% redemption fee on shares redeemed within one year of purchase by selling or by exchanging to another Vanguard fund, or if a shareholder's shares are redeemed because the shareholder's Vanguard Fund account balance falls below the minimum initial investment for any reason, including market fluctuation. Please disclose how the one-year holding period for Fund shares issued to the Laudus Fund shareholders in the Reorganization will be calculated, i.e., when will the one-year period begin for these shares?

          Response: We have added disclosure to explain that Laudus Fund shareholders on the date of the Reorganization will not be subject to the 1% Vanguard Fund redemption fee on Fund shares issues in the Reorganization. Please see pages 14 and 33 of the prospectus.

Capitalization Table
--------------------

     8. Comment: Please complete the information for the capitalization table in a pre-effective amendment.

          Response:  The  information  for the  capitalization  table  has  been
          included  in  Pre-Effective   Amendment  No.  1  to  the  Registration
          Statement being filed today. Please see page 13 of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

Investment Limitations - Industry Concentration
-----------------------------------------------

     9. Comment: Please supplementally explain how Vanguard monitors industry concentration limits in a multimanager context.

          Response: The Fund continuously monitors investment limitations and will notify an adviser if the Fund is approaching limitations on the level of any adviser's investment in any one industry to ensure that the Fund does not exceed the 25% industry limit.

Description of Compensation
---------------------------

     10. Comment: The Vanguard portfolio manager's compensation is determined, in part, by gross, pre-tax performance of the Fund relative to expectations for how the Fund should have performed, given the Fund's investment objective, policies, strategies and limitations, and the market environment during the measurement period. Please disclose the benchmark to be used to measure performance for purposes of this compensation and the measurement period.

          Response: We have added the requested disclosure. Please see page 41 of the statement of additional information.

Christian Sandoe, Esquire
Securities and Exchange Commission
September 20, 2007
Page 4

Tandy Requirements

The Trust acknowledges that, with respect to the filing made by the Trust with the Commission and reviewed by the staff:

     o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

We hope the staff finds this letter and the revisions in Pre-Effective Amendment No. 1 responsive to the staff's comments on the initial filing of the Registration Statement. The Trust intends to request acceleration of the effective date of its Registration Statement to September 24, 2007.

Please contact me at (610) 503 5693 with any questions or comments regarding the above responses.

Sincerely,



Natalie S. Bej
Senior Counsel